Incorporation of JSC Shinhan Bank Kazakhstan into Shinhan Financial Group

On April 17, 2008, JSC Shinhan Bank Kazakhstan joined Shinhan Financial Group (“the Group”) as an indirect subsidiary. JSC Shinhan Bank Kazakhstan is a wholly-owned overseas subsidiary of Shinhan Bank with paid in capital of 20 million USDs.